

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

January 22, 2003

CAPITOL FEDERAL FINANCIAL
REPORTS FIRST QUARTER 2003 RESULTS

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN) today announces results for the December 31, 2002 quarter. Highlights for the quarter include:

- net income of $27.6 million,

- basic and diluted earnings per share of $0.39 and $0.38, respectively,

- efficiency ratio of 28.08%,

- declared dividends per share of $0.22.

Results for the Quarter ended December 31, 2002

Net income for the quarter was $27.6 million compared to $20.8 million in the same quarter of the previous fiscal year, an increase of 33.1%. Diluted earnings per share were $0.38, an increase of $0.10 per share, or 35.7%, from the same period one year ago. The efficiency ratio for the current quarter was 28.08% compared to 32.40% one year ago.

Net interest and dividend income was $39.6 million compared to $45.6 million for the same period one year ago, a decrease of $5.9 million. The net interest margin for the quarter decreased to 1.83% from 2.13% one year ago.

Total interest and dividend income for the three months was $126.6 million compared to $143.1 million in the same quarter of the previous fiscal year, a decrease of $16.5 million. Interest on loans receivable decreased $17.3 million over one year ago due to a decrease in the average yield of 39 basis points, to 6.81%, and a decrease in the average balance of $706.2 million to $4.69 billion. The decrease in balance was primarily due to the sale of $823.0 million of single-family mortgage loans during the past six months. Interest on mortgage-related securities increased $1.3 million from the previous year primarily due to an increase in the average balance of $681.8 million, largely offset by a decrease in the average yield of 122 basis points to 4.97%. Dividends received on stock of the FHLB decreased $696 thousand from the same period one year ago due to a decrease in the average yield to 3.75% from 5.50% one year ago. The average yield on interest-earning assets decreased 83 basis points to 5.85% from 6.68% one year ago.

Total interest expense was $86.9 million compared to $97.5 million one year ago, a decrease of $10.6 million. The average cost of deposits decreased 102 basis points to 3.27% from one year ago while the average balance of deposits increased $66.7 million over the same quarter one year ago to $4.34 billion. The average balance of borrowed money was $3.33 billion for the current quarter, up $25.3 million from the same period one year ago, while the average cost of all borrowings decreased 5 basis points to 6.04%. The average balance of borrowings increased as a result of the Bank borrowing funds to purchase securities in advance of repayments on mortgage-related securities.

Non-interest income was $23.3 million, up $18.9 million over the same period one year ago. The increase was primarily the result of the Bank selling most of its conforming new originations of single-family fixed rate mortgage loans into the secondary market during the current quarter. The Bank recognized a gain of $17.2 million on the sale of $544.0 million of these loans. There were also increases in retail fees and charges. Non-interest expense increased to $17.7 million, $1.5 million over the same period one year ago, primarily due to an increase in compensation expense. The increase in compensation expense of $983 thousand over the previous year was generally due to the increase in the cost of stock based benefit plans as it relates primarily to increases in the market value of the stock.

Financial Condition at December 31, 2002

Total assets at December 31, 2002 were $8.68 billion, a decrease of $96.5 million from $8.78 billion at September 30, 2002. The decrease was primarily due to a decrease in loans receivable of $525.0 million, a decrease in cash and cash equivalents of $424.5 million and a decrease of $96.2 million in loans classified as held for sale. These were partially offset by a net increase in mortgage-related securities of $614.0 million and investment securities of $309.2 million. Total loan volume, including modifications, during the quarter was $1.12 billion. Loan originations and purchases during the quarter totaled $485.0 million, up $14.6 million from one year ago due primarily to an increase in purchased adjustable rate loans. The Bank modified $634.1 million of loans in its portfolio during the quarter. Modifications allow the customer to obtain current market rates without having to process a complete loan application. The Bank charges a fee to the customer approximately equal to fees charged on a loan application to complete the modification.

In August 2002, the Bank began selling loans in the secondary market in an effort to reduce our long-term interest rate risk exposure to rising rates that could result from holding in the portfolio all of the fixed rate loans originated in this current historically low interest rate environment. Loans sold during the current quarter totaled $544.0 million and consisted of new originations, modified existing loans and loans in the held-for-sale portfolio. At December 31, 2002, the Bank had $30.7 million single-family fixed rate mortgage loans committed to sell in the loans held-for-sale portfolio. The Bank has not sold, and does not intend to sell, loans out of its held-for-investment portfolio. The Bank continued to retain the servicing on the loans sold during the current quarter and, as a result, recorded an increase in the servicing asset of $4.9 million.

Mortgage-related securities purchased during the current quarter totaled $1.26 billion, compared to $565.3 million for the same quarter in the previous year. These purchased securities were all adjustable rate. The Bank also purchased $309.8 million of short-term agency securities with an average life of 1.07 years. The purchases were made utilizing funds received primarily as a result of the fixed rate loan sales and the continued high levels of prepayments on mortgage loans and mortgage-related securities. The Bank discontinued its sales of loans during December 2002. The objective of reducing the Bank's exposure to rising rates had been accomplished with the reinvestment of proceeds from the sale of loans and prepayments on loans and mortgage-related securities into adjustable rate mortgage-related securities and short-term agency bonds. Our mix of fixed rate to variable rate loans and mortgage-related securities changed from a 68/32 mix at September 30, 2002 to a 56/44 mix at December 31, 2002.

Total liabilities at December 31, 2002 were $7.71 billion, which was $82.3 million less than at September 30, 2002. The decrease in liabilities was primarily the result of a decrease in the deposit portfolio of $67.8 million.

Total non-performing assets were $10.6 million at December 31, 2002 compared to $10.9 million at September 30, 2002. No provision for loan losses was recorded during the current quarter. The percentage of non-performing assets to total assets was 0.12% at December 31, 2002, unchanged from September 30, 2002. The allowance for loan losses as a percentage of non-performing loans was 64.08% at December 31, 2002 compared to 60.51% at September 30, 2002. Net charge-offs for the quarter were $59 thousand, representing 0.55% of average non-performing assets and less than 0.01% of the outstanding balance of loans receivable. The balance of real estate owned, all of which are 1-4 family properties, totaled $3.1 million, or an average balance of less than $83 thousand per property.

Stockholders' equity totaled $973.2 million at December 31, 2002 compared to $987.4 million at September 30, 2002. The decrease was due primarily to the repurchase of 623,836 shares during the quarter at a cost of $16.5 million and dividends paid of $26.9 million that include a special year-end dividend of $1.22 per share. These were partially offset by net income for the quarter of $27.6 million. At December 31, 2002, book value per share was $13.82 compared to $13.94 at September 30, 2002. Our equity to assets ratio was 11.21% at December 31, 2002 compared to 11.24% at September 30, 2002. Dividends paid during this quarter represent a payout of 97.5% of the Company's earnings for the quarter ended December 31, 2002. At its January meeting, the Board approved an increase in the dividend to $0.22 per share, payable on February 21, 2003 to holders of record on February 7, 2003. This is an increase of $0.01 per share over the November 2002 dividend and $0.04 per share over the dividend paid one year ago.

As of December 31, 2002, the Bank exceeded all capital requirements of the Office of Thrift Supervision. The Bank's regulatory capital ratios at December 31, 2002 were as follows: Tier I (leverage) of 11.3%; Tier I risk-based of 29.2%; and total risk-based of 29.3%.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 34 branch locations in Kansas, 7 of which are in-store branches. Capitol Federal Savings Bank employs 700 full time equivalents in the operation of its business and is the leading residential lender in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President, Investor Relations	Senior Vice President, Controller
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com

All amounts and counts, except per share amounts, in the following tables are rounded to the nearest thousand (unless otherwise indicated) and the current year and prior year information, other than September 30, 2002 balance sheet information, is unaudited.

	At		Change From Prior Period	
	December 31, 2002	September 30, 2002	Amount	Percent
Selected Balance Sheet Data:				
Total assets	$8,684,588	$8,781,127	$ (96,539)	(1.10) %
Cash and cash equivalents	27,866	452,341	(424,475)	(93.84)
Loans held for sale	49,489	145,657	(96,168)	(66.02)
Loans receivable, net	4,342,601	4,867,569	(524,968)	(10.79)
Mortgage-related securities, AFS	2,308,879	1,318,974	989,905	75.05
Mortgage-related securities, HTM	879,993	1,255,906	(375,913)	(29.93)
Investment securities, HTM	810,013	500,814	309,199	61.74
Capital stock of FHLB	177,500	163,250	14,250	8.73
Deposits	4,324,052	4,391,874	(67,822)	(1.54)
FHLB advances	3,200,000	3,200,000	--	--
Borrowings, other	96,264	101,301	(5,037)	(4.97)
Net unrealized gain/(loss) on				
AFS securities	17,916	17,586	330	1.88
Stockholders' equity	973,199	987,430	(14,231)	(1.44)
Shares outstanding	70,412	70,818	(406)	(0.57)
Book value per share	$13.82	$13.94	($0.12)	(0.86)

	December 31, 2002	
	Average for the Quarter Ended	End of Period
Share Information (not rounded):		
Basic shares	70,583,951	70,412,230
Diluted shares	72,850,812	
Total voting shares outstanding	73,316,925	73,094,842
Treasury stock	18,195,362	18,417,445
Unallocated shares in Employee		
Stock Option Plan	2,217,474	2,167,612
Unvested shares in Recognition		
and Retention Plan	515,500	515,000
Basic shares less shares held by MHC	18,391,134	18,219,413

	Average Balances for the Quarter Ended December 31,		Change From Prior Period	
	2002	2001	Amount	Percent
Selected Balance Sheet Data:				
Total assets	$8,755,097	$8,666,740	$ 88,357	1.02 %
Loans receivable	4,690,341	5,396,562	(706,221)	(13.09)
Mortgage-related securities	3,029,759	2,347,932	681,827	29.04
Investment securities	541,099	502,157	38,942	7.75
Cash and cash equivalents	220,014	149,222	70,792	47.44
Capital stock of FHLB	164,427	162,186	2,241	1.38
Deposits	4,342,209	4,275,528	66,681	1.56
FHLB advances	3,228,804	3,200,739	28,065	0.88
Borrowings, other	96,231	99,026	(2,795)	(2.82)
Stockholders' equity	987,159	968,818	18,341	1.89

	At		Change from Prior Period	
	December 31, 2002	September 30, 2002	Amount	Percent
Selected Loan and Investment Data:				
Loans serviced for others	$ 978,059	$ 470,411	$ 507,648	107.92 %
Fair-value of securities HTM	1,742,503	1,819,308	(76,805)	(4.22)
Amortized cost of AFS securities	2,280,018	1,290,644	989,374	76.66
Amortized cost of MBS	2,466,344	1,519,411	946,933	62.32
Amortized cost of CMOs	693,667	1,027,138	(333,471)	(32.47)

	For the Quarter Ended December 31,		Change From Prior Year	
	2002	2001	Amount	Percent
Selected Operations Data:				
Interest and dividend income:				
Loans receivable	$ 79,903	$ 97,172	$ (17,269)	(17.77) %
Mortgage-related securities	37,653	36,347	1,306	3.59
Investment securities	6,652	6,517	135	2.07
Other interest and dividend income	2,376	3,031	(655)	(21.61)
Total interest and dividend income	126,584	143,067	(16,483)	(11.52)
Interest expense:				
Deposits	35,719	46,234	(10,515)	(22.74)
Borrowings	51,228	51,261	(33)	(0.06)
Total interest expense	86,947	97,495	(10,548)	(10.82)
Net interest and dividend income	39,637	45,572	(5,935)	(13.02)
Provision for loan losses	--	100	(100)	(100.00)
Retail fees and charges	4,003	2,656	1,347	50.72
Gains on sales of loans held for sale	17,320	--	17,320	100.00
Other non-interest income	1,994	1,739	255	14.66
Total non-interest income	23,317	4,395	18,922	430.53
Compensation expense	10,392	9,409	983	10.45
Occupancy and office expense	3,351	3,330	21	0.63
Other non-interest expense	3,930	3,467	463	13.35
Total non-interest expense	17,673	16,206	1,467	9.05
Income before taxes	45,281	33,661	11,620	34.52
Income tax expense	17,651	12,897	4,754	36.86
Net income	$ 27,630	$ 20,764	$ 6,866	33.07
Average shares outstanding	70,584	72,256	(1,672)	(2.31)
Diluted shares outstanding	72,851	74,311	(1,460)	(1.96)
Basic earnings per share	$0.39	$0.29	$0.10	34.48
Diluted earnings per share	$0.38	$0.28	$0.10	35.71

	For the Quarter Ended December 31,	
	2002	2001
Performance Ratios:		
Return on average assets (annualized)	1.26%	0.96%
Return on average equity (annualized)	11.20	8.57
Average interest rate spread during		
the period	1.38	1.61
Net interest margin	1.83	2.13
Efficiency ratio (annualized)	28.08	32.40
Ratio of earning assets to costing		
Liabilities	1.13	1.13
Capital Ratios:		
Equity to total assets at end of period	11.21%	10.86%
Average equity to average assets	11.28%	11.18%

	For the Quarter Ended December 31,	
	2002	2001
Average Yield and Cost During Period: (annualized)		
Loans receivable	6.81%	7.20%
Mortgage-related securities	4.97	6.19
Investment securities	4.92	5.19
Cash and cash equivalents	1.48	2.08
Capital stock of FHLB	3.75	5.50
Average yield on interest earning assets	5.85	6.68
Deposits	3.27	4.29
FHLB advances	6.10	6.14
Borrowings, other	3.92	4.35
Average rate on interest bearing liabilities	4.47	5.07

	At	
	December 31, 2002	September 30, 2002
Average Yield / Cost at End of Period: (annualized)		
Loans receivable	6.49%	6.70%
Mortgage-related securities	4.70	5.56
Investment securities	3.79	5.20
Deposits	3.19	3.32
FHLB advances	6.14	6.14
Borrowings, other	3.92	3.96

	At	
	December 31, 2002	September 30, 2002
Asset Quality Information:		
Non-performing loans	$7,438	$7,974
Real estate owned	3,143	2,886
Asset Quality Ratios:		
Non-performing assets to total assets at end of period	0.12%	0.12%
Non-performing loans to total loans	0.17%	0.16%
Allowance for loan losses to non-performing loans	64.08%	60.51%
Allowance for loan losses to loans receivable, net	0.11%	0.10%

	For the Quarter Ended December 31,	
	2002	2001
Allowance for loan and lease losses:		
Beginning balance	$4,825	$4,837
Losses charged against the allowance:		
One- to four-family loans	18	66
Multi-family loans	--	--
Commercial and other loans	--	--
Consumer loans	47	5
Total charge-offs	65	71
Recoveries	6	--
Provision charged to expense	--	100
Ending balance	$4,766	$4,866

	At December 31, 2002			At September 30, 2002		
	Amount	% of Total	Average Yield	Amount	% of Total	Average Yield
Loans receivable, net:						
Real estate loans:						
One- to four-family	$4,094,584	93.42%	6.52%	$4,612,543	93.94%	6.72%
Multi-family	43,733	1.00	7.68	45,985	0.94	7.79
Commercial	8,630	0.20	8.14	5,514	0.11	8.15
Construction or land development	43,839	1.00	6.20	48,023	0.98	6.46
Total real estate loans:	4,190,786	95.62	6.53	4,712,065	95.97	6.73
Other Loans:						
Consumer loans:						
Home equity	171,211	3.90	5.46	175,551	3.58	5.90
Other consumer loans	20,869	0.48	7.10	22,220	0.45	7.25
Total other loans:	192,080	4.38	5.64	197,771	4.03	6.05
Total loans receivable	4,382,866	100.00%	6.49%	4,909,836	100.00%	6.70%
Less:						
Loans in process	20,989			21,764		
Deferred fees and discounts	14,510			15,678		
Allowance for losses	4,766			4,825		
Total loans receivable, net	$4,342,601			$4,867,569		

	At December 31, 2002			At September 30, 2002		
	Amount	% of Total	Average Yield	Amount	% of Total	Average Yield
Deposits:						
Demand deposits	$ 357,920	8.28%	0.43%	$ 344,979	7.85%	0.43%
Passbook & passcard	109,450	2.53	1.00	107,500	2.45	1.00
Money market select	843,182	19.50	1.76	808,162	18.40	1.91
Certificates	3,013,500	69.69	4.00	3,131,233	71.30	4.09
Total deposits	$4,324,052	100.00%	3.19%	$4,391,874	100.00%	3.32%

	For the Quarter Ended December 31,			
	2002		2001	
	Amount	Yield	Amount	Yield
Loan originations:				
Adjustable rate one- to four-family real estate	$ 76,036	4.73%	$ 83,338	5.94%
Fixed rate one- to four-family real estate	303,534	5.91	329,349	6.44
Multi-family and commercial real estate	3,475	6.73	58	5.41
Consumer	39,820	5.53	42,107	6.56
Purchased one- to four-family real estate	62,154	4.30	15,545	6.19
Total loan originations and purchases	$ 485,019	5.49%	$ 470,397	6.35%
Mortgage-related securities additions:				
REMICs and CMOs	$ --	--%	$ 564,447	6.15%
Other	1,262,515	4.34	812	6.20
Total mortgage-related securities additions	$ 1,262,515	4.34%	$ 565,259	6.15%
Total loans sold:	$ 545,496		$ 1,006	

	For the Quarter Ended December 31,	
	2002	2001
Deposit activity:		
Opening balance	$4,391,874	$4,285,835
Deposits	1,496,596	1,466,660
Withdrawals	1,595,452	1,450,313
Interest credits	31,034	40,700
Ending balance	$4,324,052	$4,342,882
Net increase (decrease)	$ (67,822)	$ 57,047